Exhibit 10.139

THIRD AMENDMENT TO DOMESTIC FACTORING AGREEMENT

This Third Amendment to Domestic Factoring Agreement ("Amendment") made as of April 29, 2004 by and between Pacific Business Funding, a division of Greater Bay Bank N.A. successor to Cupertino National Bank ("Purchaser" or "PBF") and Southwall Technologies Inc., a Delaware corporation ("Seller").

RECITALS

A.   Seller was and is a Delaware corporation

B.   Purchaser's business includes extensions of credit in the form of factoring of accounts receivable. On or about May 16, 2003, Purchaser agreed to factor accounts of Seller pursuant to certain written agreements between the parties. From time to time thereafter, Purchaser advanced moneys to Seller in various amounts and under certain terms and conditions ("Advances"). Said advances were made pursuant to the certain instruments, documents and agreements executed and delivered to Purchaser by Seller, including the following:

(i)   That certain DOMESTIC FACTORING AGREEMENT dated May 16, 2003, together with all exhibits and schedules thereto, including without limitation that certain written SCHEDULE 1 TO DOMESTIC FACTORING AGREEMENT, together with that certain written Amendment to the Domestic Factoring dated June 16, 2003, and that certain written AMENDMENT TO DOMESTIC FACTORING AGREEMENT executed in October 2003 (collectively the "Domestic Factoring Agreement").

(ii)   That certain EXPORT-IMPORT BANK FACTORING AGREEMENT dated May 16, 2003, together with all exhibits and schedules thereto including without limitation that certain written SCHEDULE 1 TO EXPORT-IMPORT BANK FACTORING AGREEMENT, together with that certain written Amendment to the Export-Import Factoring Agreement dated June 16, 2003 (collectively the "Ex-Im Factoring Agreement").

(iii)   That certain written Intellectual Property Security Agreement dated May 16, 2003 (the "IP Security Agreement").

(iv)   That certain UCC Financing Statement, which Financing Statement was filed on or about July 30, 2001 in the records of the State of Delaware as Instrument No. 1082062-6 ("DE-UCC").

(v)   That certain assignment document recorded January 17, 2001 at Reel No 011461 and Frame No. 0892, in the United States Patent and Trademark Office ("PTO Recordation").

(vi)   That certain written Export Import Bank of the United States Working Capital Guarantee Program Seller Agreement; and

(vii) Other Related Documents.

C. As of April 29, 2004, the outstanding Accounts in respect to the obligations of Seller to Purchaser under the Domestic Factoring Agreement was $1,476,177.21 plus attorneys fees incurred by Purchaser in connection with Seller's default under the Factoring Documents. As of April 29, 2004, the outstanding Accounts in respect to the obligations of Seller to Purchaser under the Ex-Im Factoring Agreement was negative $1,211.22, plus attorneys fees incurred by Purchaser in connection with Seller's default under the Factoring Documents.

D. To secure Seller's obligations to Purchaser, Seller has granted to Purchaser a security interest in certain of Seller's assets (the "Collateral") pursuant to the Domestic Factoring Agreement and the IP Security Agreement (collectively, the "Security Agreement") which was perfected by the filing of (i) the DE-UCC and (ii) the PTO Recordation. Pursuant to the Security Agreement, the DE-UCC and the PTO Recordation, Purchaser has a valid, perfected lien of first priority upon the Collateral.

E. Purchaser and Seller are parties to that certain Forebearance Agreement dated as of December 18, 2003 (the "Forbearance Agreement"). By their terms, the Domestic Factoring Agreement, the Ex-Im Factoring Agreement and the Forbearance Agreement terminate on May 5, 2004. The parties hereto acknowledge their intent to allow the Forbearance Agreement to terminate by its terms on May 5, 2004, and to the extent, if any, they continue to exist waive the Defaults set forth in the Forbearance Agreement, to terminate the Ex-Im Agreement and to amend the Domestic Factoring Agreement.

F. This Amendment, the Domestic Factoring Agreement, the Security Agreement, the DE-UCC, and the PTO Recordation together with any other documents executed by or among the parties in connection with the Advances, and any and all amendments and modifications thereto shall be collectively hereinafter referred to as the "Factoring Documents."

G. Seller requests that Purchaser increase the factoring facility, and amend and/or add certain provisions. Seller has assured Purchaser that Seller shall perform in accordance with this Amendment and the other Factoring Documents. Although Purchaser is under no obligation to do so, Purchaser is willing to make the requested amendments to the Domestic Factoring Agreement on the terms and conditions set forth in the Domestic Factoring Agreement and this Amendment, provided all security interests and liens under the Domestic Factoring Agreement and other Factoring Documents shall continue to exist and remain in full force and effect.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. Capitalized terms not otherwise defined in this Amendment shall have the meaning set forth in the Factoring Documents.

2. Acknowledgment. Seller acknowledges the truth and accuracy of each of the facts and legal relations contained in the Recitals to this Amendment. Seller further

acknowledges that Purchaser has no obligation to Seller to purchase Accounts under the Domestic Factoring Agreement but continues to have the right to purchase Accounts in Purchaser's sole discretion in accordance with the terms of the Domestic Factoring Agreement.

3.   Amendment to Domestic Factoring Agreement.   The Domestic Factoring Agreement is hereby amended as follows.

3.1   The last sentence of Section 1.1 of the Domestic Factoring Agreement is deleted and replaced with the following:

"In addition, Seller shall deliver to Purchaser any other supporting documentation with respect to such Accounts, including all invoices, purchase orders, signed contracts, delivery receipts, time cards and other documents as reasonably requested by Purchaser. At no time during the term of this Agreement will Saint-Gobain Accounts exceed twenty-five percent (25%) of the Maximum Commitment."

3.2   Section 6.1(E) of the Domestic Factoring Agreement is deleted and replaced with the following:

"(E) All documents, cash, deposit accounts, securities (but as to wholly owned foreign subsidiaries of Seller, only sixty-six and six tenths percent (66.6%) of the securities of such a subsidiary) securities entitlements, securities accounts, investment property, financial assets, letters of credit, letter-of-credit rights, supporting obligations, certificates of deposit, instruments and chattel paper now owned or hereafter acquired and Seller's books relating to the foregoing;"

3.3   Section 6.6 of the Domestic Factoring Agreement is deleted and replaced with the following:

"6.6 **Banking Relationship.** Seller shall at all times maintain its banking relationship (to include Seller's general checking account, payroll accounts and other deposit accounts) with a member bank of Greater Bay Bank N.A. and, on the date of this Domestic Factoring Agreement, all deposit accounts of Seller are located with a member bank of Greater Bay Bank N.A. Seller shall use the services of Purchaser's International Department as requested from time to time by Purchaser, in order to offset exchange rate risks associated with billing in EUROs."

3.4   Section 10 of the Domestic Factoring Agreement is deleted and replaced with the following:

"10.   **Term and Termination**.   This Domestic Agreement shall automatically terminate on May 5, 2005 ("Termination Date"). Seller and Purchaser shall each have the right to terminate this Domestic Agreement at any time provided that if Purchaser terminates this Domestic Agreement within the first six months from May 5, 2004, the Commitment Fee shall be prorated on a weekly basis. Notwithstanding the foregoing, any termination of this Domestic

Agreement shall not affect Purchaser's security interest in the Collateral and Purchaser's ownership of the Purchased Accounts, and this Domestic Agreement shall continue to be effective, and Purchaser's rights and remedies hereunder shall survive such termination until all transactions entered into and Obligations incurred hereunder or in connection therewith have been completed and satisfied in full."

3.5　　Section 1 of Schedule 1 to the Domestic Factoring Agreement ("Schedule 1") is deleted and replaced with the following:

"1.　ADVANCE AND RESERVE.

Advance Rate: Section 1.3	Percentage of face amount of the Accounts for Advance: Seventy-five percent (75%).
Reserve: Section 1.3	Percentage of Account balance for Reserve:　Twenty-five Percent (25%)"

3.6　　Section 2 of Schedule 1 is deleted and replaced with the following:

"2.　MAXIMUM COMMITMENT.

Maximum Commitment: Section 1.2	The maximum commitment means an amount equal to the lesser of (a) Six Million Dollars ($6,000,000), or (b) the Advance Rate."

3.7　　Section 6(i) of Schedule 1 is deleted and replaced with the following:

"(i)　Seller shall at all times insure all of the tangible personal property Collateral and carry such business insurance, including but not limited to trade credit insurance with FCIA on all Purchased Accounts, a copy of which has been provided to Purchaser, with insurers that are reasonably acceptable to Purchaser provided that Purchaser acknowledges that the insurers on the attached schedules are acceptable. All insurance policies related to the Collateral, including but not limited to the Purchased Accounts, shall name Purchaser as the additional insured and loss payee. Seller shall deliver to Purchaser a loss payee endorsement in a form reasonably satisfactory to Purchaser."

3.8　　Sections 6(ii) [financial reporting], (iii) [tangible net worth], (iv) [current ratio], (v) [projected revenue], (vi) [Nasdaq Listing] and (viii) [Export-Import Factoring Agreement] of Schedule 1 are deleted.

4.　　Termination of Ex-Im Factoring Agreement. The Ex-Im Factoring Agreement is hereby terminated.

5. <u>Payments</u>. Seller shall pay the following sums to Purchaser in good funds:

5.1 All payments (including without limitation interest payments) due or that may come due under the terms of the Domestic Factoring Agreement, or other Factoring Documents should be paid in accordance therewith;

5.2 On execution of this Amendment to Purchaser a facility fee of one percent (1%) of the Maximum Commitment.

5.3 On or before May 31, 2004, Purchaser's attorneys fees and any other costs incurred as of the date hereof and in the future through said date in connection with this Amendment.

6. <u>Accounts Receivable Audit</u>. Seller shall cooperate in two Accounts Receivable audits each calendar year during the term of the Domestic Factoring Agreement, the first of which shall be completed within forty-five (45) days of the date of this Amendment. Seller shall pay all costs and fees associated with the Accounts Receivable audits required by this Section 6.

7. <u>Financial Information</u>. As periodically reasonably requested by Purchaser, Seller shall provide to Purchaser accounts receivable aging, accounts payable aging and financial statements within 10 business days of a request from Purchaser.

8. <u>Release of Claims</u>.

8.1 <u>No Known Claims Against Purchaser</u>. Seller warrants and represents to Purchaser that, to Seller's knowledge, it has and has had no claims, causes of action, demands, costs, losses or actions of any nature against Purchaser, whether the same have been or might have been asserted as a claim, cross-claim, counter-claim or cause of action in any tribunal.

8.2 <u>Release By Seller</u>. For and in consideration of Purchaser's agreement set forth herein, Seller hereby releases and forever discharges Purchaser, its affiliates, officers, directors, employees, shareholders, attorneys, agents and representatives, individually and collectively, of and from any and all matters arising out of any business, legal, or lending relationships that have existed prior to the date hereof between Seller and Purchaser and including any and all past, present or future claims, actions, causes of action, obligations, costs or demands, known or unknown, whether or not any such claim, action, cause of action, obligation, cost, lost or demand has been, or might have been, asserted as a claim, cross-claim, counter-claim or cause of action in any tribunal.

8.3 <u>No Prior Assignment of Released Claims</u>. Each of the parties warrants and represents that it has not assigned or transferred or purported to assign or transfer to any other person or entity any claim or matter released herein and that no other person has any interest therein of any nature. In the event that releasing party shall have assigned or transferred, or purported to assign or transfer, or any other person shall claim an interest in any claim or other matter herein released, then the releasing party shall indemnify the released party and hold it harmless from and against any and all losses, costs, claims or expenses, including but not limited to all costs related to the defense of any action, including reasonable attorneys' fees, based upon or arising out of or incurred as a result of any such claim, assignment or transfer.

8.4   No Admission of Liability. Seller understands and acknowledges that if any claims or other matters herein released existed, such would be disputed by Purchaser. No action taken by Purchaser, either previously or in connection with this Agreement, shall be deemed or construed to be (a) an admission to the truth or falsity of any claims made; or (b) an acknowledgment or admission by Purchaser of any fault or liability whatsoever to any other party or to any third party.

8.5   Waiver of California Civil Code § 1542. Each of the parties hereby relinquishes and waives all rights conferred upon it by the provisions of Section 1542 of the California Civil Code (or any like provision of federal or state law), which reads as follows:

> A general release does not extend to claims which the creditor does
> not know or suspect to exist in his favor at the time of executing
> the release, which if known by him must have materially affected
> his settlement with the debtor.

Each of the parties hereby acknowledges that it or its attorneys might hereafter discover facts different from or in addition to those which it or its attorneys now know or believe to be true with respect to any of the matters herein released, including that no such claims presently exist, and agrees that this instrument shall remain in effect as a full and complete release notwithstanding any such different or additional facts. Each of the parties hereby covenants that this Agreement shall inure to the benefit of and be binding upon its administrators, representatives, successors, trustees and assigns.

9.   Terms and Conditions of Domestic Factoring Agreement. Seller further acknowledges that the Factoring Documents are binding and enforceable according to their terms, and that Purchaser has no obligation to extend the Maturity Date. Seller agrees that, except as expressly amended herein, all the terms and conditions of the Factoring Documents remain in full force and effect, including without limitation the grants of security interests therein. Seller confirms that the terms of the Domestic Factoring Agreement and IP Security Agreement govern the security interest granted to Purchaser in the Collateral and the Collateral secures all debts of Seller to Purchaser. Seller confirms that it has updated Purchaser of any status changes to intellectual property owned by Seller and that Seller has a continuous obligation to provide such updates to Purchaser. Seller hereby acknowledges and reiterates its authorization to Purchaser to file and record such Financing Statements and other instruments as Purchaser may deem necessary or desirable from time to time to perfect or continue the perfection of its security interest in the Collateral.

10.   Choice of Law and Venue, Jury Trial Waiver.

This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of California, without regard to principles of conflicts of law. Each of Borrower and PBF hereby submits to the exclusive jurisdiction of the state and Federal courts located in the County of Santa Clara, State of California. BORROWER AND PBF EACH HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF ANY OF THE LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREIN,

INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS. EACH PARTY RECOGNIZES AND AGREES THAT THE FOREGOING WAIVER CONSTITUTES A MATERIAL INDUCEMENT FOR IT TO ENTER INTO THIS AGREEMENT.   EACH PARTY REPRESENTS AND WARRANTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

11.   Successors. The parties hereto expressly agree and covenant that this Amendment shall inure to the benefit of and be binding upon their respective representatives, successors, trustees and assigns. With the exception of the foregoing, this Amendment is not for the benefit of any other parties apart from Purchaser and Seller.

12.   Entire Agreement. This Amendment contains the entire agreement between the parties pertaining to the subject matter herein, and supersedes any and all prior and/or contemporaneous oral or written negotiations, agreements, representations, and understandings, with respect to such subject matter.

13.   Attorneys Fees. Seller shall reimburse Purchaser for all attorneys fees and expenses incurred in the preparation or negotiation of this Amendment.

14.   Execution in Counterparts. This Amendment may be executed in an original or one or more counterparts, each of which shall constitute a duplicate original. Executed counterparts transmitted by facsimile shall be effective as original signatures.

15.   Waiver. As of the date hereof, the Purchaser hereby waives, to the extent, if any, they continue to exist, all of the Defaults (as defined in the Forbearance Agreement) set forth in the Forbearance Agreement.

IN WITNESS WHEREOF, Purchaser and Seller have executed this Amendment as of the date set forth in the preamble.

Southwall Technologies Inc., a Delaware corporation	Pacific Business Funding, a division of Greater Bay Bank N.A.
By: /s/ Maury Austin	By: /s/ Ron Ernst
Name: MAURY AUSTIN	Name: RON ERNST
Title: Interim CFO	Title: Senior Credit Officer

CONSENT

Needham & Company, Inc. (in the capacities set forth below) hereby consents to this Third Amendment To Domestic Factoring Agreement dated as of April 29, 2004 and agrees that all terms and conditions of the written agreements heretofore entered into between Needham & Company, Inc. and Purchaser (including without limitation that certain Subordination Agreement dated February 20, 2004 and that certain Pledge Agreement dated February 20, 2004) remain in full force and effect.

Needham & Company, Inc., a corporation, For Itself and In Its Capacity As Administrative Agent Of And For The Benefit Of The Convertible Note Purchasers

By: /s/ Glen W. Albenese

Its: CFO